

15005069



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/9/15

February 5, 2015

Sabastian V. Niles
Wachtell, Lipton, Rosen & Katz
svniles@wlrk.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-5-15

Re: Cimarex Energy Co.
Incoming letter dated January 9, 2015

Dear Mr. Niles:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to Cimarex by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Cimarex's intention to exclude the proposal from Cimarex's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Cimarex may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 9, 2015

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Cimarex Energy Co.
Shareholder Proposal Submitted by the Office of the Comptroller, City of New York for Inclusion in the Cimarex Energy Co. 2015 Proxy Statement

Ladies and Gentlemen:

Cimarex Energy Co. (the "Company") intends to provide shareholders at its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") with the opportunity to vote on a Company-sponsored (and Board-recommended) "proxy access" proposal that would grant substantial, long-term shareholders with access rights to the Company's proxy statement and proxy card for eligible shareholder director nominations. Accordingly, in order to avoid presenting shareholders with alternative and conflicting frameworks that could confuse shareholders and create inconsistent and ambiguous results, the Company intends to omit from its proxy statement and proxy card to be filed and distributed in connection with its 2015 Annual Meeting (the "Proxy Materials") a "proxy access"-related shareholder proposal (and statement in support thereof) (collectively, the "Comptroller Proposal") submitted by the Office of the Comptroller, City of New York (the "Comptroller") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the Comptroller Proposal may properly be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that the Comptroller Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, and Staff Legal Bulletin No. 14D, the Company is electronically submitting to the Commission this letter and a copy of the Comptroller Proposal, with related correspondence (as Exhibit A). We are concurrently forwarding this letter to the Comptroller as notice of the Company's intent to omit the Comptroller Proposal from the Proxy Materials.

The Comptroller Proposal

On October 27, 2014, the Company received the Comptroller Proposal, which would seek a proxy access bylaw for shareholder director nominations as follows:

> RESOLVED: Shareholders of Cimarex Energy Co. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The Comptroller has sent substantially this same proposal to at least 75 publicly traded companies. As the text above indicates, the Comptroller Proposal is precatory in nature, and asks that, if the Comptroller Proposal was approved by shareholders, the Board would later submit for shareholder approval a binding proxy access bylaw that would enable any shareholder or group of shareholders that has held at least 3% of the Company's outstanding common stock for a minimum continuous holding period of three years to nominate candidates for election to up to 25% of the Board. Under the Comptroller Proposal, the Company would be required to list the eligible shareholder-nominated nominees with the Board's own nominees in its proxy materials.

The Company Proposal

The Company's Board plans to submit a Company-sponsored proposal at the 2015 Annual Meeting (the "Company Proposal") seeking shareholder approval of a proxy access framework that includes the following core parameters, several of which directly conflict with the Comptroller Proposal: A shareholder who has continuously held at least 4% of the Company's outstanding common stock (in "net long" position) for at least three years would be entitled to nominate candidates for election to the Board in the Company's proxy materials, with the number of such permitted "proxy access" candidates not to exceed the greater of (a) one director and (b) 10% of the Board, rounded down to the nearest whole number. The Company Proposal would also propose a framework in which shares continuously beneficially owned for the three-year holding period by affiliated shareholders within the same fund family could be aggregated to meet the 4% ownership threshold, but that unaffiliated shareholders not within the same fund family would not be permitted to so aggregate their shares to meet the ownership test. Use of this proxy access mechanism would also be subject to certain safeguards and procedures to minimize the potential of abuse. If shareholders approve the Company Proposal, the Company would then implement bylaws enabling the proxy access framework contemplated by such Company Proposal.

Basis for Exclusion

Given that the proxy access framework espoused by the Comptroller Proposal directly conflicts with the framework contemplated by the Company Proposal, we respectfully request that the Staff concur with our view that the Comptroller Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

Analysis

The Comptroller Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the Proxy Materials.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently found that a shareholder proposal could be excluded under Rule 14a-8(i)(9) where the submission of both proposals would "present alternative and conflicting decisions" that could confuse shareholders and would create "inconsistent and ambiguous results" if both proposals were approved. *See, e.g., United Continental Holdings, Inc.* (Feb. 14, 2013). Further, the Commission has stated that, for purposes of the rule, the shareholder proposal and the company proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

In the Company's case, the Comptroller Proposal requests that the Company take the steps necessary to amend its bylaws and present for shareholder approval bylaw amendments that would enable shareholders or groups of shareholders that have continuously held at least 3% of the Company's outstanding common stock for three years to nominate directors using the Company's proxy materials. The Comptroller Proposal also envisions that shareholders may nominate candidates for up to 25% of the Board. As noted, the Company Proposal would provide proxy access to a shareholder (or group of affiliated shareholders within the same fund family) that has continuously owned at least 4% of the Company's outstanding common stock for at least three years. Unaffiliated shareholders not within the same fund family would not be permitted to aggregate their shares. The Company Proposal also entitles shareholders to nominate up to 10% of the Board (rounded down). Thus, the Comptroller Proposal directly conflicts with the Company Proposal, including because: (i) the required minimum share ownership percentage directly conflicts; (ii) the approach to permitted grouping directly conflicts; and (iii) the maximum number of directors that could be nominated using proxy access directly conflicts. As each of these parameters cannot be set at different levels, the Comptroller Proposal directly conflicts with the Company Proposal.

Recently, in *Whole Foods Market, Inc.* (Dec. 1, 2014) ("*Whole Foods*"), the Staff concurred that a company could exclude a shareholder proposal that sought proxy access for shareholder director nominations on the basis of Rule 14a-8(i)(9), where the shareholder proposal sought "to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (*e.g.*, the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal)." Whole Foods sought to omit from its proxy materials a shareholder proposal that was very similar to the Comptroller Proposal. In that case, the shareholder proposal provided that any shareholder or group of shareholders that had held at least 3% of Whole Foods' outstanding common stock for three years could be permitted to nominate candidates for up to 20% of the board using the company's proxy materials. Whole Foods' competing proxy access proposal to be submitted by the company contemplated permitting proxy access only for individual shareholders (but not for groups of shareholders) that had owned at least 9% of the company's outstanding common stock for at least five years; such shareholders could nominate the greater of (a) one director or (b) 10% of the Board, rounding down to the nearest whole number of board seats.[1] Notwithstanding Whole Foods' proxy access framework being less permissive than the shareholder's, the Staff found that the different and conflicting parameters in the shareholder- and company-sponsored proposals would present alternative and conflicting decisions for shareholders, and confirmed that Rule 14a-8(i)(9) allowed Whole Foods to omit the shareholder proposal from its proxy materials.[2]

The *Whole Foods* decision follows from a consistent line of no-action decisions by the Staff in analogous contexts. The Staff has permitted exclusion, for instance, where a shareholder-sponsored special meeting proposal features a key parameter (such as an ownership threshold) that differs from that in a company-sponsored special meeting proposal. *See, e.g.*, *BorgWarner Inc.* (December 23, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 20% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25%

---

[1] We understand that Whole Foods Market has now elected to adjust the ownership threshold in its company-sponsored proposal to 5%.

[2] We understand that the shareholder proponent has requested the Commission and/or the full Staff reverse the no-action relief granted to Whole Foods Market. We believe that the no-action relief granted to Whole Foods Market is appropriate and correct, applying – in a straightforward and consistent manner – well-established principles and unequivocal precedent.

ownership threshold); *Deere & Company* (October 31, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 20% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *United Natural Foods, Inc.* (Sept. 10, 2014) ("*United Natural Foods*") (concurring with the exclusion of a shareholder proposal requesting that holders of 15% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *see also Stericycle, Inc.* (Mar. 7, 2014) (same); *Yahoo! Inc.* (Mar. 6, 2014) (same); *Verisign, Inc.* (Feb. 24, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 15% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 35% ownership threshold); *Quest Diagnostics Incorporated* (Feb. 19, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 15% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *Kansas City Southern* (Jan. 22, 2014) (same); *The Walt Disney Company* (Nov. 6, 2013) (concurring with the exclusion of a shareholder proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); and *eBay Inc.* (Jan. 13, 2012) (concurring with the exclusion of a shareholder proposal requesting that holders of 10% of the company's outstanding stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold), among many others. In each of these instances, the Staff found that differences in key parameters (such as ownership percentages) placed the shareholder proposal in direct conflict with the company proposal under Rule 14a-8(i)(9) and rendered it, accordingly, excludable. The Staff has granted similar no-action relief in other contexts as well (such as with respect to proposals involving changing shareholder vote requirements).

The relevant facts in the present matter are virtually the same as those in *Whole Foods* and analogous to those in the precedent no-action letters granting exclusion requests in the case of direct conflicts between company-sponsored and shareholder-sponsored proposals. Here, the Comptroller Proposal and the Company Proposal aim to address the same right — shareholder proxy access for shareholder director nominations. However, as in *Whole Foods* and other precedents, the Comptroller Proposal and the Company Proposal conflict. First, they envision different share ownership percentages: the Comptroller Proposal provides for 3% ownership of the Company's outstanding common stock, while the Company Proposal calls for a 4% ownership threshold. Further, the Comptroller Proposal and the Company Proposal also differ with respect to the ability of shareholders to "group" their shares in order to meet the ownership requirement: the Comptroller Proposal would generally permit shareholders to aggregate their holdings, while the Company Proposal would permit grouping of shares continuously beneficially owned for the three-year period only among affiliated shareholders within the same fund family. The Comptroller Proposal and the Company Proposal also part ways on the number of directors that shareholders may nominate through proxy access: the Comptroller Proposal envisions that shareholders may propose candidates for up to 25% of the Board, while the Company Proposal provides for up to 10%, rounded down to the nearest whole number (but at least one). In *Whole Foods,* the Staff found that such a combination of different ownership percentages, approach to grouping, and number of permitted shareholder nominees put the shareholder-sponsored proxy access proposal in direct conflict with the company-sponsored proposal for the purposes of Rule 14a-8(i)(9). The same applies here. Therefore, the Company believes that being required to submit the Comptroller Proposal along with the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders and likely result in inconsistent and ambiguous results.

For the foregoing reasons, the Company requests that the Staff concur that the Comptroller Proposal may be properly excluded from the Proxy Materials, as it directly conflicts with a proposal to be submitted by the Company for the same meeting under Rule 14a-8(i)(9).

Conclusion

We respectfully request the Staff to concur that it will take no action if the Company excludes the Comptroller Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that it directly conflicts with the Company Proposal.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. The Staff can contact the undersigned, Sabastian V. Niles, at (212) 403-1366 or SVNiles@wlrk.com as well as Daniel A. Neff at (212) 403-1218 or DANeff@wlrk.com.

We appreciate your attention to this request.

Best regards,



Sabastian V. Niles

Enclosures

cc: Michael Garland (Office of the New York City Comptroller)
Francis Barron (Cimarex Energy Co.)
Daniel A. Neff (Wachtell, Lipton, Rosen & Katz)

EXHIBIT A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

RECEIVED
OCT 27 2014
DENVER

October 22, 2014

Mr. Mark K. Rohrer
Corporate Secretary
Cimarex Energy Company
1700 Lincoln Street
Suite 1800
Denver, CO 80203

Dear Mr. Rohrer:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Cimarex Energy Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Cimarex Energy Co. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cimarex Energy Co **Cusip #: 171798101**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 177,260 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cimarex Energy Co **Cusip #: 171798101**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 245,524 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cimarex Energy Co **Cusip #: 171798101**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 102,518 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cimarex Energy Co **Cusip #: 171798101**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 16,686 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cimarex Energy Co **Cusip #: 171798101**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 4,020 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CIMAREX ENERGY CO

Cusip: 171798101

Shares: 55,667

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CIMAREX ENERGY CO

Cusip: 171798101

Shares: 76,913

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CIMAREX ENERGY CO

Cusip: 171798101

Shares: 24,995

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CIMAREX ENERGY CO

Cusip: 171798101

Shares: 4,586

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CIMAREX ENERGY CO

Cusip: 171798101

Shares: 4,817

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President